SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

SCOPUS VIDEO NETWORKS LTD.
(Name of Subject Company (Issuer))

OPTIBASE LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.40 PER SHARE
(Title of Class of Securities)

M8260H 10 6
(CUSIP Number of Class of Securities)

Amir Philips
Chief Financial Officer
Optibase Ltd.
2 Gav Yam Center
Herzliya 46120, Israel
+972 (9) 970-9288
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Adva Bitan, Adv.
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Berkman & Co.
1 Azrieli Center
Tel Aviv 67021, Israel
Telephone: +972 (3) 607-4444

CALCULATION OF FILING FEE

Transaction Valuation:	$3,967,500	*	Amount of Filing Fee**:	$122

* For purposes of calculating the filing fee only, this amount is based on the offer to purchase 690,000 ordinary shares of Scopus Video networks Ltd. at a purchase price of $5.75 per share.

** Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 112
Filing Party: Optibase Ltd
Form or Registration No.: SC TO-T/A
Date Filed: July 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. M8260H 10 6

1	NAME OF REPORTING PERSON: Optibase Ltd. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,035,223*
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,035,223*
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,035,223*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.3%* ❖
14	TYPE OF REPORTING PERSON: CO

* The number of ordinary shares and the percentage, as applicable, does not give effect to the 690,000 ordinary shares to be purchased pursuant to the Offer (as defined below).

❖ Based on 13,642,253 ordinary shares of Scopus outstanding as of August 22, 2007.

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Optibase Ltd., an Israeli company (“Optibase”) on July 6, 2007 with the Securities and Exchange Commission (the “Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed by Optibase on July 19, 2007, Amendment No. 2 to Schedule TO filed by Optibase on July 25, 2007 and Amendment No. 3 to Schedule TO filed by Optibase on August 7, 2007, in connection with its offer to purchase approximately 5% of the outstanding ordinary shares, par value NIS 1.40 per share (the “Shares”), of Scopus Video Networks Ltd. (“Scopus”), upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 6, 2007, as amended on July 19, 2007, July 25, 2007 and August 7, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Amendment No. 4 to Schedule TO, except that such information is hereby amended and supplemented as more particularly described below.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

On August 24, 2007, Optibase issued a press release announcing that all of the conditions to the Offer have been satisfied and that it is commencing the Additional Offer Period. Items 1 through 9 and 11 of Schedule TO are hereby amended and supplemented by incorporating herein by reference the information contained in the press release, a copy of which is attached hereto as Exhibit (a)(5)(D).

ITEM 12. EXHIBITS.

The information set forth on the Exhibit Index is incorporated herein by reference.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Dated: August 24, 2007

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 6, 2007.*

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Declaration of Status for Israeli Income Tax Purposes. *

(a)(1)(F)	Notice of Objection. *

(a)(5)(A)	Text of Press Release issued by Optibase on July 6, 2007. *

(a)(5)(B)	Text of Press Release issued by Optibase on July 19, 2007. **

(a)(5)(C)	Text of Press Release issued by Optibase on August 7, 2007. ***

(a)(5)(D)	Text of Press Release issued by Optibase on August 24, 2007.

(b)	Not applicable.

(d)(1)	Letter to Scopus dated May 31, 2007 (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D relating to Optibase's ownership of shares of Scopus, filed with the Commission on May 31, 2007). *

(g)	Not Applicable.

(h)	Not Applicable.

* Previously filed with the Schedule TO.

** Previously filed with Amendment No. 1 to Schedule TO.

*** Previously filed with Amendment No. 3 to Schedule TO.